
May 2, 2018

David Spivak
Chief Financial Officer
Seaspan Corporation
Unit 2, 2nd Floor
Bupa Centre
141 Connaught Road West
Hong Kong
China

> **Re: Seaspan Corporation**
> **Registration Statement on Form F-3**
> **Filed April 13, 2018**
> **File No. 333-224288**

Dear Mr. Spivak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1.   We note that you are registering the offering of guarantees on this registration statement. Please include the guarantors as co-registrants and their respective signatures and describe the terms of the guarantees. Please also tell us how you intend to comply with the financial statement requirements for subsidiary guarantors set forth in article 3-10 of Regulation S-X. Refer to Example No. 2 in Appendix B of Securities Act Release No. 33-

7649 (Feb. 26, 1999) for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at 202-551-3666 or Nolan McWilliams at 202-551-3217 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure